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ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 1/01/15 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SINGPOLI WEALTH MANAGEMENT, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
2 N. Lake Avenue, #260A
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Ellen Chang (888) 863-8680
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60631 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

2/16/16

OATH OR AFFIRMATION

I, **Yun Ting Mike Soo**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Singpoli Wealth Management, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

MARY MORGAN
Commission # 2102628
Notary Public - California
Los Angeles County
My Comm. Expires Apr 7, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Singpoli Wealth Management, LLC

We have audited the accompanying statement of financial condition of Singpoli Wealth Management, LLC (a New York Limited Liability Company) (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Singpoli Wealth Management, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Singpoli Wealth Management, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
January 29, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	21,897
Due from Clearing Broker		5,000
Prepaid Expense		1,049
Total Assets	$	27,946
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	11,500
Total Liabilities		11,500
MEMBER'S CAPITAL		16,446
Total Liabilities and Member's Capital	$	27,946

The accompanying notes are an integral part of this financial statement

SINGPOLI WEALTH MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York that began business in April 2005. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the securities commissions of several states. The Company's primary business is investment banking services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company is taxed as a single member LLC, disregarded entity. Therefore the income or losses of the Company flow through to its owner and no income taxes are recorded in the accompanying financial statements. The Company is no longer subject to examination by taxing authorities for the years prior to December 31, 2012.

Concentration of Credit Risk: The Company's cash is on deposit at one financial institution and the balance may at times exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Clearing Deposits: In order to facilitate securities transactions, in September 2015, the Company entered into an agreement with Wedbush Securities, another broker/dealer, whereby the Company forwards customer securities transactions to the clearing broker/dealer, fully disclosing the customer name and other information. The relationship commenced by initiating a deposit of $5,000. As of December 31, 2015, the balance did not deviate from the initial deposit balance of $5,000. No transactions were effected in 2015 through Wedbush Securities.

Expense Sharing Arrangement: The Company entered into an expense sharing agreement with its parent in September 2015. This agreement permits the parent entity to assume certain indirect expenses of the broker/dealer until a revenue generating purpose exists. During 2015 no revenues were generated. The broker/dealer assumed only expenses directly attributable to maintaining good standing with its regulators.

NOTE B - NET CAPITAL

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $15,397, which was $10,397 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 0.75 to 1.0.